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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Magnum Hunter Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    55972F203
                                 (CUSIP Number)

                                 March 15, 2002
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 55972F203                                          Page 2 of 8 Pages


1.   Name of Reporting Person:

     Natural Gas Partners V, L.P.

2.   Check the Appropriate Box if a Member of a Group:

     (a) [ ]

     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

                        5.   Sole Voting Power: 13,317,052 (1)

     Number of
     Shares
     Beneficially       6.   Shared Voting Power: -0-
     Owned By
     Each
     Reporting          7.   Sole Dispositive Power: 13,317,052 (1)
     Person
     With
                        8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,317,052

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

     [ ]

11.  Percent of Class Represented by Amount in Row (9): 19.3%

12.  Type of Reporting Person: PN




(1) Power is exercised by GFW V, L.L.C., the sole general partner of G.F.W. Energy V, L.P., the sole general partner of Natural Gas Partners V, L.P.

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CUSIP No. 55972F203                                          Page 3 of 8 Pages

1.   Name of Reporting Person:

     G.F.W. Energy V, L.P.

2.   Check the Appropriate Box if a Member of a Group:

         (a)  [ ]

         (b)  [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

                        5.    Sole Voting Power: 13,417,052 (2)
     Number of
     Shares
     Beneficially       6.    Shared Voting Power: -0-
     Owned By
     Each
     Reporting          7.    Sole Dispositive Power: 13,417,052 (2)
     Person
     With
                        8.    Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,417,052

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

     [ ]

11.  Percent of Class Represented by Amount in Row (9): 19.5%

12.  Type of Reporting Person: PN


(2) G.F.W. Energy V, L.P. is the record holder of 100,000 shares and in its capacity as the sole general partner of Natural Gas Partners V, L.P. may be deemed to be the indirect beneficial owner of the 13,317,052 shares owned of record by Natural Gas Partners V, L.P. The filing of this statement shall not be construed as an admission by G.F.W. Energy V, L.P. that it is the beneficial owner for purposes of Section 13(d) or 13(g) of the Act, of any shares for which it is not the record holder.

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CUSIP No. 55972F203                                          Page 4 of 8 Pages

1.   Name of Reporting Person:

     GFW V, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:

     (a) [ ]

     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

                      5.    Sole Voting Power: 13,417,052 (3)
     Number of
     Shares
     Beneficially     6.    Shared Voting Power: -0-
     Owned By
     Each
     Reporting        7.    Sole Dispositive Power: 13,417,052 (3)
     Person
     With
                      8.    Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,417,052

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

     [ ]

11.  Percent of Class Represented by Amount in Row (9): 19.5%

12.  Type of Reporting Person: OO


(3) GFW V, L.L.C. in its capacity as the sole general partner of G.F.W. Energy V, L.P., the sole general partner of Natural Gas Partners V, L.P., may be deemed to be the indirect beneficial owner of the 100,000 shares owned of record by G.F.W. Energy V, L.P. and the 13,317,052 shares owned of record by Natural Gas Partners V, L.P. The filing of this statement shall not be construed as an admission by GFW V, L.L.C. that it is the beneficial owner for purposes of
Section 13(d) or 13(g) of the Act, of any shares for which it is not the record holder.



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CUSIP No. 55972F203                                          Page 5 of 8 Pages

ITEM 1.

(a)  Name of Issuer

     Magnum Hunter Resources, Inc. (the "Issuer").

(b)  Address of Issuer's Principal Executive Offices

     600 East Las Colinas Blvd., Suite 1100, Irving, Texas 75039.

ITEM 2.

(a)  Names of Persons Filing

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Natural Gas Partners V, L.P. ("NGP V"), G.F.W. Energy V, L.P. ("GFW V LP"), which is the sole general partner of NGP V and GFW V, L.L.C. ("GFW V LLC") which is the sole general partner of GFW V LP (collectively, the "Reporting Persons").

(b)  Address of Principal Business Office, or if None, Residence

     The address of the principal business office of all of the Reporting Persons is 125 East John Carpenter Freeway, Suite 600, Irving, Texas 75062.

(c)  Citizenship

     Each of NGP V and GFW V LP is a Delaware limited partnership. GFW V LLC is a Delaware limited liability company.

(d)  Title of Class of Securities

     Common Stock, $.002 par value per share, of the Issuer (the "Stock").

(e)  CUSIP Number

     The CUSIP number of the Stock is 55972F203.


ITEM 3. FILING PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).




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CUSIP No. 55972F203                                          Page 6 of 8 Pages



ITEM 4. OWNERSHIP

Reporting Persons

   NGP V

     (a)  Amount beneficially owned: 13,317,052 (1) shares

     (b)  Percent of class: 19.3%(2)

     (c)  Number of shares as to which each person has:

          (i)  sole power to vote or to direct the vote: 13,317,052 (1) shares

          (ii) shared power to vote or to direct the vote: None.

          (iii) sole power to dispose or to direct the disposition of:
               13,317,052 (1) shares

          (iv) shared power to dispose or to direct the disposition of: None.

   GFW V LP

     (a)  Amount beneficially owned: 13,417,052 (3) shares

     (b)  Percent of class: 19.5% (2)

     (c)  Number of shares as to which each person has:

          (i)  sole power to vote or to direct the vote: 13,417,052 (3) shares

          (ii) shared power to vote or to direct the vote: None.

          (iii) sole power to dispose or to direct the disposition of:
               13,417,052 (3) shares

          (iv) shared power to dispose or to direct the disposition of: None.

   GFW V LLC

     (a)  Amount beneficially owned: 13,417,052 (3) shares

     (b)  Percent of class: 19.5% (2)

     (c)  Number of shares as to which each person has:

          (iv) sole power to vote or to direct the vote: 13,417,052 (3) shares

          (v)  shared power to vote or to direct the vote: None.

          (vi) sole power to dispose or to direct the disposition of:
               13,417,052 (3) shares

          (iv) shared power to dispose or to direct the disposition of: None.


----------

(1) Power is exercised through GFW V LLC which is the sole general partner of GFW V LP which is the sole general partner of NGP V.

(2) Based on 68,853,185 shares of the Issuer's Stock outstanding as reported in the S-3 filed by the Issuer on March 21, 2002.

(3) GFW V LP is the owner of record of, and has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 100,000 shares. GFW V LP and GFW V LLC may be deemed to have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of, the 13,317,052 shares owned of record by NGP V, by virtue of GFW V LLC being the sole general partner of GFW V LP and GFW V LP being the sole general partner of NGP V. The filing of this statement shall not be construed as an admission by GFW V LLC or GFW V LP that it is the beneficial owner for purposes of Section 13(d) or 13(g) of the Act, of any shares for which it is not the record holder.



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CUSIP No. 55972F203                                          Page 7 of 8 Pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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CUSIP No. 55972F203                                          Page 8 of 8 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:    March 22, 2002


                                        Natural Gas Partners V, L.P.

                                        By:  G.F.W. Energy V, L.P.,
                                             general partner
                                        By:  GFW V, L.L.C., general partner


                                        By:  /s/ Kenneth A. Hersh
                                           -------------------------------------
                                            Kenneth A. Hersh, Authorized Member

                                        G.F.W. Energy V, L.P.
                                        By: GFW V, L.L.C., general partner


                                        By:  /s/ Kenneth A. Hersh
                                           -------------------------------------
                                            Kenneth A. Hersh, Authorized Member



                                        GFW V, L.L.C.


                                        By:  /s/ Kenneth A. Hersh
                                           -------------------------------------
                                            Kenneth A. Hersh, Authorized Member





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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


         This Joint Filing Agreement (this "Agreement") is made and entered into as of March 22, 2002, by and among the undersigned parties.

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Magnum Hunter Resources, Inc., a Nevada corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto). Each of the persons named below acknowledges that the information contained in the statement on Schedule 13G (including amendments thereto) respecting such person is complete and accurate in all material respects and that such person does not know and has no reason to believe that the information respecting any other person named below is inaccurate.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

Natural Gas Partners V, L.P.                     GFW V, L.L.C.
By: GFW Energy V, L.P., General Partner
By: GFW V, L.L.C., General Partner
                                                 By:  /s/ Kenneth A. Hersh
                                                    ---------------------------
                                                     Kenneth A. Hersh
By:   /s/ Kenneth A. Hersh                           Authorized Member
   -----------------------------------
     Kenneth A. Hersh
     Authorized Member


G.F.W. ENERGY V, L.P.
By: GFW V, L.L.C., General Partner


By:  /s/ Kenneth A. Hersh
   -----------------------------------
     Kenneth A. Hersh
     Authorized Member